BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York 10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                            February 13, 1998
Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :

    Re :   Filing of Schedule 13G on PRIORITY HEALTHCARE

    CORPORATION



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P.
Reitemeyer



Enclosures



                                     Page 1 of

        6 SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of
1934

               (Amendment No. ) * ----
                           ----


         PRIORITY HEALTHCARE
                    CORPORATION NAME
                    OF ISSUER :


Class B Common Stock:  Par  $.01
           TITLE OF CLASS OF
SECURITIES
                    74264T102
                   CUSIP NUMBER

Check the following box if a fee is
being paid with this
statement   [x ]. (A fee is not
required only if the filing
person :(1) has a previous statement
on percent of the
class of securities described in Item
1;  and  (2) has filed
no amendment subsequent there to
reporting beneficial
ownership of five percent or less of
such class. )
( See Rule 13d-7.)

* The remainder of this cover page
shall be filled out for
a reporting person s initial filing on
this form with
respect to the subject class of
securities, and for any
subsequent amendment containing
information which would
alter the disclosures provided in a
prior cover page.

The information required in the
reminder of this cover page
shall not be deemed to be filed for
the purpose of
Section 18 of the Securities Exchange
Act of 1934 ( Act )
or otherwise subject to the
liabilities of that section of
the Act but shall be subject to all
other provisions of the
Act (however, see the Notes).




              Continued on following
page(s)



                                    Page 2 of
6 CUSIP No. 74264T102
1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

     Bankers Trust New York
Corporation and its wholly-
    owned subsidiary, Bankers Trust
Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A
MEMBER OF A GROUP  *
           (A)    [  ]
           (B)     [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF
ORGANIZATION
     Both Bankers Trust New York
Corporation and Bankers
     Trust Company are New York
Corporations.

NUMBER OF  5. SOLE VOTING POWER
              Bankers Trust Company  198,400 shares
SHARES
BENEFICIALLY  6.         SHARED VOTING POWER
              Bankers Trust Company        0 shares
OWNED BY
EACH       7. SOLE DISPOSITIVE POWER
              Bankers Trust Company  198,400 shares
REPORTING
PERSON     8. SHARED DISPOSITIVE POWER
              Bankers Trust Company         0
shares
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING
   PERSON

Bankers Trust Company              198,400   shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW 9

                 Bankers Trust
Company             8.62%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York
Corporation - HC
          Bankers Trust Company - BK


                                      Page 3 of
6

CUSIP No. 74264T102


Item 1 (a)     NAME OF ISSUER:

        PRIORITY HEALTHCARE
CORPORATION
Item 1 (b)     ADDRESSES OF ISSUER'S
PRINCIPAL EXECUTIVE
        OFFICES:

          285 West Central Parkway
          Alamonte Springs, FL 32714


Item 2 (a)     NAME OF PERSON FILING:

        Bankers Trust New York
Corporation, and its
          wholly-owned subsidiary,
Bankers Trust Company.
Item 2(b) ADDRESS OF PRINCIPAL
BUSINESS OFFICE:

          130 Liberty Street
          New York, New York 10006

Item 2(c) CITIZENSHIP:

        Bankers Trust New York
Corporation, and its
          wholly - owned subsidiary,
Bankers Trust Company
        are incorporated in the
State of New York with
        its principal business
office located in New
          York.

Item 2(d) TITLE OF CLASS OF

SECURITIES:

          Common Stock:  Par  $.01

Item 2 (e)     CUSIP NUMBER:

          74264T102





















CUSIP No. 74264T102                   Page 4 of
6




Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York
Corporation,
  (g)     [X]  Parent Holding Company,
in accordance with
          Section 240.13d-1(b) (ii)
(G)
     For Bankers Trust Company,
  (b)     [X]  Bank as defined in
Section 3(a)(6) of the Act

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:

                      Bankers Trust
Company                          198,400 shares


  (b)  PERCENT OF CLASS:

                      Bankers Trust
Company                              8.62%
       (c) Number of shares as to
which the Bank has:

 (i) Sole power to vote or to direct
the vote -

       Bankers Trust Company
198,400 shares


 (ii) Shared power to vote or to
direct the vote -

                      Bankers Trust
Company                                  0
shares
 (iii) Sole power to dispose or to
direct the disposition of -

                      Bankers Trust
Company                            198,400
shares

 (iv) Shared power to dispose or to
direct the disposition of -


       Bankers Trust Company
0 shares


Item 5    OWNERSHIP OF FIVE PERCENT OR
LESS OF A CLASS:

        Not applicable.



                                      Page 5 of
6 CUSIP No. 74264T102


Item 6    OWNERSHIP OF MORE THAN FIVE
PERCENT ON BEHALF OF
     ANOTHER PERSON:
        Not applicable.
Item 7    IDENTIFICATION AND
CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING
   REPORTED ON BY THE PARENT HOLDING
COMPANY:

        See Item 3 above.

Item 8  IDENTIFICATION AND
CLASSIFICATION AND
        CLASSIFICATION OF NUMBERS OF
THE GROUP:

                      Not applicable.
Item 9 NOTICE OF DISSOLUTION OF GROUP:
                     Not Applicable.


Item 10 CERTIFICATION:

      By signing below I certify
that , to the best of
my knowledge and belief, the
securities referred to above
were acquired in the ordinary course
of business and were
not acquired for the purpose of and do
not have the effect
of changing or influencing the control
of the issuer of
such securities and were not acquired
in connection with
or as a participant in any transaction
having such purpose
or effect.






                                      Page 6 of
6 CUSIP No. 74264T102
SIGNATURE:

          After reasonable inquiry and
to the best of my
knowledge and belief, I certify that
the information set
forth in this statement is true,
complete and correct.


Date:             as of December 31,
1997

Signature:      Bankers Trust New York
Corporation

By :                /s/James T. Byrne,
Jr.

Name :              James T. Byrne,
Jr.

Title:              Secretary

Signature:      Bankers Trust Company

By:                 /s/James T. Byrne,
Jr.

Name:               James T. Byrne,
Jr.

Title:              Secretary

















































           EXHIBIT TO ITEM 7

The chain of ownership from Bankers
Trust New York Corporation to Bankers
Trust Company is shown below:




  Bankers Trust New York Corporation

                   |
                 100%
                   |

         Bankers Trust Company